August 27, 2010

BY ELECTRONIC SUBMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Morgan Youngwood

RE:          PAR Technology Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 16, 2010
File No. 001-09720

Ladies and Gentlemen:

PAR Technology Corporation,  a Delaware corporation ("PAR" or the "Company"), is transmitting  for  filing  with the  Securities  and  Exchange  Commission  (the "Commission"),  this letter  reflecting  PAR's responses to the written comments communicated  by Mr. Morgan Youngwood, Staff Accountant,  to John W. Sammon,  Jr.,  Chairman of the Board and President of PAR, by letter dated July 30, 2010.  The responses set forth below have been organized in the same manner in which the comments were presented in Mr. Youngwood’s letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7:	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 32

Comment:

1.
We note that your discussion of cash flows from operations is essentially a recitation of certain reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding of your cash flows as it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. In this regard, we note that there have been significant changes in accounts receivable and customer deposits but there is no discussion regarding the reasons for these changes. As part of your response, tell us how you considered disclosing days sales outstanding (“DSO”) at each balance sheet date and the impact it had on your cash flows. See section IV.B.1 of SEC Release 33-8350.

Response:

The Company supplementally informs the staff that cash flows provided by operations through the reduction of accounts receivable was the result of improved collection efforts implemented in fiscal year 2009, combined with an overall decrease in accounts receivable commensurate with the decrease in revenue as compared to the prior fiscal year.  The change in working capital resulting from the reduction in customer deposits from fiscal year 2008 was primarily attributable to a significant advance payment received from a Restaurant customer in the fourth quarter of fiscal 2008 that did not recur in 2009.  The change in working capital associated with the reduction in accounts payable was commensurate with the Company executing upon a strategy to reduce its total inventory.  The Company will provide expanded disclosure in future filings.

The Company supplementally clarifies to the staff that it did not disclose days sales outstanding (“DSO”) at each balance sheet date as this information can be readily determined by financial statement users based on information derived directly from the financial statements.  The Company will consider providing disclosure of significant changes in DSO in future filings.

Item 11.	Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 23, 2010)

General

Comment:

2.
Please explain to us what consideration you gave to the requirements of Item 407(c) (2) (vi) of regulation S-K. You indicate that your nominating and corporate governance committee considers “diversity reflecting a variety of personal and professional experience and background” when recommending director nominees for election. We would expect to see more detailed disclosure with respect to how your nominating and corporate governance committee considers diversity in identifying nominees for director, if your nominating and corporate governance committee has a policy with regard to the consideration of diversity in identifying director nominees, and a description of how this policy is implemented, as well as how the nominating and corporate governance committee assesses the effectiveness of the policy. See Section II.B.3 of SEC Release 34-61175.

Response:

The Company supplementally informs the staff that in preparation of the disclosures regarding the Company’s director nomination process, careful consideration was given to the requirements of the revised requirements of Item 407(c)(2), including the new romanette (vi) of Regulation S-K.  The Nominating and Corporate Governance Committee’s process for identifying and evaluating nominees for director is described beginning on page 7 of the Definitive Proxy Statement.  To identify nominees, the Committee utilizes multiple sources, both internal and external, including potential candidates identified by the Company’s shareholders.  Item 407(c)(2)(vi) requires disclosure of any differences in the manner the Committee evaluates nominees for director based on the source of the recommendation of the candidate.  The Committee’s process of screening candidates, as described in the Definitive Proxy Statement, is uniform regardless of the source of the recommendation.

In respect to the Committee’s consideration of diversity in identifying director nominees, the Committee’s Charter embodies the policy of the Committee to include in its criteria for identifying and evaluating potential nominees for director, the diversity of personal and professional experience and background a director nominee is able to contribute to the board.  Seeking to maintain a diverse but overall balanced board, the Committee considers the composition of the entire board and the skills, qualifications and areas of expertise the candidate brings to the board in the case of nominees who are existing directors or is able to contribute to the board when evaluating a newly identified director nominee.  The committee reviews its effectiveness in balancing personal and professional experience and background when assessing the composition of the board on an annual basis when assembling its slate of recommended nominees.  The Company will provide expanded disclosure in future filings.

Compensation Policy, page 15

Comment:

3.
We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that your compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Response:

The Company supplementally informs the staff that the Company’s conclusion that its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company was based on the Company’s consideration of the consistent compensation structures of all its businesses, the limited level of subjectivity and judgment with respect to the award factors, as well as the timing of the award payments.  General risk management practices are included within an employee’s functional responsibilities, further noting the Company does not award additional compensation to employees for taking on unusually risky behaviors.

In considering the compensation structure, the Company determined that in general it has instituted a compensation structure that aligns with the risk of the related business.  For example, the President of the Government business has base compensation that is significantly lower than the President of the Restaurant business based on the Company’s determination that the Restaurant business carries more risk given its size and diversity of customers, whereas the Government business is smaller and has a relatively consistent customer base.

The majority of employees’ compensation is fixed, based on their work experience, the overall complexity of the job function in which they are performing, as well as consideration of compensation of similar roles within the marketplace.  There are, however, a few employees who do receive variable compensation, primarily executives in the form of the Company’s incentive compensation plan (as described in great detail within the Definitive Proxy Statement), as well as sales personnel in the form of sales commission.  The benchmarks in earning this incentive compensation (financial metrics relative to executives and revenue targets with respect to sales personnel) are established with a reasonably high probability of being achieved and do not encourage the employee to take on unnecessary risk.  Compensation policies are assessed annually to ensure any change in the overall risk profile is considered.

Furthermore, the Company’s variable compensation awards are generally based on typical financial metrics, namely revenue, pretax income from operations, and cash flow (through inventory turnover and accounts receivable days sales outstanding), metrics the Company feels are clearly defined and determinable with minimal amounts of subjectivity involved.  In addition, the overall accuracy of the underlying financial information is supported by the Company’s effective internal control over financial reporting.  The Company believes that it has controls that are effectively designed and in operation relative to its financial reporting that such controls contribute to this risk mitigation.

Lastly, the Company considered the timing of award payments noting, with the exception of sales commission, variable compensation payments are processed after the completion of the Company’s annual audit, which is performed by an independent registered public accounting firm.  With respect to sales commission, in general, a certain percentage of this commission is withheld until such time as full payment is received from the related customer.  Furthermore, compensation is awarded in periods commensurate with the behaviors (i.e. there are no instances whereby the a bonus is awarded for the completion of a task, but the financial risk and rewards relative to that task occur in a subsequent period).  The Company will expand upon this disclosure in future filings.

Elements of Executive Compensation, page 15

Comment:

4.
Please provide clear disclosure addressing how each compensation component and your decisions regarding these components impact other elements of compensation. See Item 402(b)(1)(vi) of Regulation S-K. In this regard, please clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation.

Response:

The Company supplementally clarifies for the staff that in general, the Company considers each element of compensation collectively with the other elements.  The Company assesses the adequacy and appropriateness of an employee’s total compensation, inclusive of all compensation elements, relative to the third party compensation data as described within the Elements of Compensation section of the Definitive Proxy Statement.  With respect to the specific elements, an employee’s base salary serves as a basis in determining the employee’s incentive compensation award (assuming performance metrics are achieved) and the Company’s profit sharing award.  Equity compensation is discretionary in nature and is not impacted by the employee’s base salary or incentive compensation but is rather typically awarded commensurate with a promotion, increased responsibility, or to provide long-term financial incentives to employees that relate to shareholder value.

The Company considered each element relative to the Company’s overall compensation objectives as follows:

Base Salary - Base salary is assigned to employees, including named executive officers, based on typical job related considerations such as experience requirements, level of responsibility, and number of direct reports, which the Company feels aligns compensation with the employee’s performance objectives.  Furthermore, the Company generally reviews base salary for its employees on an annual basis, adjusting it as necessary to reward employees for their performance and behaviors that are consistent with the Company’s core values.

Incentive Compensation - Incentive compensation is typically awarded to executives, in response to the employee’s achievement of performance objectives and goals and their demonstration of the Company’s core values.  As part of the annual performance review process, the Company will assess the employee’s performance relative to the Company’s core values, which may result in incentive compensation.

Equity Compensation - Equity compensation is primarily discretionary in nature and is provided to employees, including named executive officers, as either a response to the employee’s achievement of performance goals and objectives or as an incentive to attract or retain employees and provide long-term financial incentives that relate to shareholder value.  Equity compensation is at the discretion of the Company’s Board of Directors, and to the extent permitted by applicable law, its delegates.  Employees who demonstrate behaviors consistent with the Company’s core values would be eligible to receive equity awards.

Benefits and Perquisites - Benefits and perquisites are generally available to all employees and would be subject to the aforementioned considerations applicable to base salary, incentive compensation and equity compensation.

The Company will expand upon this disclosure in future filings.

Comment:

5.
We note that your executive compensation packages combine base salary, cash incentives, equity, deferred compensation and various other benefits. We further note that in 2009 your compensation packages appeared heavily weighted towards cash compensation. However, you do not discuss whether you have a specific policy to guide the allocation of total compensation among those various elements and forms of awards (e.g. cash or equity). If you have a formula of any type, please describe what that formula is. If you have something other than a formula, such as a preference or practice in allocating between cash and non-cash compensation and among different forms of non-cash compensation, please include an appropriate discussion of any such policies, including analysis of how decisions regarding one type of award motivate the Compensation Committee to award or consider other forms of compensation. Refer to Item 402(b)(2)(ii) of Regulation S-K.

Response:

The Company supplementally informs the staff that the Company does not have a specific policy to guide the allocation of total compensation among the various elements and forms of awards, nor does it have a formula to do so.  However, it has been the Company’s practice that compensation is primarily comprised of cash compensation.  This practice is based on the fact that the Compensation Committee establishes base salaries generally 10% - 15% less than comparable base salaries as included in the third party surveys considered by the Company, which the Committee feels serves as an additional incentive to try to achieve the Company’s financial targets.

Therefore, the cash based incentive compensation as established by the Compensation Committee is offered as a way for the employee to earn additional cash compensation to be consistent with market cash compensation for their position, as well as additional cash compensation earned through the achievement of financial targets.

Non-cash compensation, namely equity compensation, is discretionary in nature and is awarded by the Company’s Board of Directors, and to the extent permitted by applicable law, its delegates.  As part of this process, consideration is given to the employee’s total compensation potential (includes base salary and incentive compensation), an assessment of the employee’s performance relative to specific performance objectives and the Company’s core values, as well as the financial results of the related business.  The Company will expand this disclosure in future filings.

Comment:

6.
Your Compensation Discussion and Analysis section should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2009 for each of the named executive officers identified in the Summary Compensation table. You indicate generally that the Compensation Committee “considers the self assessments of each executive as to their performance against pre-established goals and objectives, the executive’s involvement in the day to day operations of the relevant business unit, as well as results of a third party compensation survey.” However, your discussion of the various elements of compensation does not specifically explain how you arrived at the amounts paid for each named executive officer. For example, we note minimal discussion and analysis of how the Compensation Committee determined (i) base salaries, (ii) cash bonus targets, and (iii) equity compensation, and why each such level was appropriate. By way of further example, you disclose that each of Messrs. Lynch and Soladay received stock option awards during 2009 based in whole or in part on consideration of the third party compensation surveys, but do not explain how such data was considered or why the amount of the award was appropriate. Please provide a more focused discussion, on an individualized basis, that provides substantive analysis and insight into how the Compensation Committee made actual payout determinations for the fiscal year for which compensation is being reported. Discuss the specific factors considered by the Compensation Committee in ultimately approving each form of compensation, including the reasons the amounts paid to each named executive officer are believed appropriate. Refer top Item 402(b)(1)(iv) and (v) of Regulation S-K.

Response:

The Company supplementally clarifies for the staff that as stated in the Company’s Definitive Proxy Statement, base salary is established primarily based on the information obtained from third party surveys including peer group compensation information.  In addition, the Compensation Committee evaluates the named executive officer’s achievement of performance objectives and compliance with the Company’s core values as well as other factors as outlined within the “Base Salary” section of its Compensation Discussion and Analysis.  Compensation amounts as outlined in the survey serve as the baseline for the Committee, which then establishes the actual salary higher or lower than this baseline after consideration of the aforementioned factors.

The Company supplementally informs the staff that the cash bonus targets are determined based on the Committee’s consideration of the Company’s Annual Operating Plan (AOP) for its businesses.  The AOP is established by executive management based on actual historical results, combined with consideration of current economic factors and market trends.  The AOP is ratified by the Company’s Board of Directors on an annual basis, prior to being included as the benchmark for its cash bonus targets.  The 0% - 200% of base salary earnings range for cash bonuses is established by the Compensation Committee after considering the associated financial impact (namely the financial impact based on exceeding such targets versus the related financial detriment of paying the incremental cash bonus award).  The percentages utilized are consistent with prior periods.

Equity based compensation is discretionary in nature and is utilized to provide long-term financial incentives that relate to shareholder value.  In assessing such amounts, the Company benchmarks its equity based compensation expense against the related expense incurred by its peers and considers relevant information as disclosed in the third party survey.  See specific discussion relative to Messrs. Lynch and Soladay below.

In addition, the Company supplementally informs the staff that actual compensation payments relative to fiscal year 2009 for named executive officers were determined as follows:

Dr. John W. Sammon:

Base Salary - Dr. Sammon’s base salary for fiscal year 2009 was established based on consideration of the third party compensation survey noting that information in the survey suggested a base salary significantly higher than the actual base salary established.  However, given economic conditions and the Corporation’s financial performance in the most recently completed fiscal year, a base salary of $355,591 was deemed appropriate.

Incentive Compensation - The incentive compensation award for Dr. Sammon was based on the performance objectives of all of the Company’s businesses.  The results of each performance objective and the impact on the amount of incentive compensation awarded to Dr. Sammon during the most recent fiscal year covered were as follows:

Revenue (represented 35% of the total incentive award) - For fiscal year 2009, the revenue objective was achieved or exceeded by two of the Company’s four businesses.  This resulted in a partial factor applied to the incentive compensation award (based on the proportionate share of the achieved or exceeded goals in relation to the Company’s consolidated revenue goal) and resulted in earnings of approximately $28,000.

Pretax Income (represented 35% of the total incentive award) - For fiscal year 2009, the pretax income objective was partially achieved by one business (although that business did not meet its goal completely, its actual results were greater than 80% of the goal, thereby earning a partial award) and was exceeded by another business.  This resulted in a partial factor applied to the incentive compensation award (based on the proportionate share of partially achieved and exceeded goals in relation to the Company’s consolidated pretax income goal) and resulted in earnings of approximately $34,000.

Inventory Turnover (represented 15% of the total incentive award) - For fiscal year 2009, the inventory turnover objective was not achieved by the two relevant businesses (this objective does not apply to two of the four businesses, as they do not carry any inventory) and therefore was not factored in the calculation of the incentive award.

Accounts Receivable (represented 15% of the total incentive award) - For fiscal year 2009, the accounts receivable objective was exceeded by two of the Company’s businesses and was partially achieved by another of its businesses.  This resulted in a partial factor applied to the incentive compensation award (based on the proportionate share of partially achieved and exceeded goals in relation to the Company’s consolidated accounts receivable goal) and resulted in earnings of approximately $10,000.

    Ronald J. Casciano:

Base Salary - Mr. Casciano’s base salary for fiscal year 2009 was established based on his achievement of performance goals and consideration of the third party compensation survey noting that information in the survey suggested a base salary higher than the actual base salary established.  However, given economic conditions and the Corporation’s financial performance in the most recently completed fiscal year, a base salary of $250,000 was deemed appropriate.

Incentive Compensation - The incentive compensation award for Mr. Casciano was based on the performance objectives of all of the Company’s businesses.  The results of each performance objective and the impact on the amount of incentive compensation awarded to Mr. Casciano during the most recent fiscal year covered were as follows:

Revenue (represented 35% of the total incentive award) - For fiscal year 2009, the revenue objective was achieved or exceeded by two of the Company’s four businesses.  This resulted in a partial factor applied to the incentive compensation award (based on the proportionate share of the achieved or exceeded goals in relation to the Company’s consolidated revenue goal) and resulted in earnings of approximately $15,000.

Pretax Income (represented 35% of the total incentive award) - For fiscal year 2009, the pretax income objective was partially achieved by one business (although that business did not meet its goal completely, its actual results were greater than 80% of the goal, thereby earning a partial award) and was exceeded by another business.  This resulted in a partial factor applied to the incentive compensation award (based on the proportionate share of partially achieved and exceeded goals in relation to the Company’s consolidated pretax income goal) and resulted in earnings of approximately $19,000.

Inventory Turnover (represented 15% of the total incentive award) - For fiscal year 2009, the inventory turnover objective was not achieved by the two relevant businesses (this objective does not apply to two of the four businesses, as they do not carry any inventory) and therefore was not factored in the calculation of the incentive award.

Accounts Receivable (represented 15% of the total incentive award) - For fiscal year 2009, the accounts receivable objective was exceeded by two of the Company’s businesses and was partially achieved by another of its businesses.  This resulted in a partial factor applied to the incentive compensation award (based on the proportionate share of partially achieved and exceeded goals in relation to the Company’s consolidated accounts receivable goal) and resulted in earnings of approximately $5,000.

    Charles A. Constantino:

Base Salary - Mr. Constantino’s base salary for fiscal year 2009 was established based on his achievement of performance goals and consideration of the third party compensation survey noting that information in the survey suggested a base salary higher than the actual base salary established.  However, given economic conditions and the Corporation’s financial performance in the most recently completed fiscal year, a base salary of $250,000 was deemed appropriate.

Incentive Compensation - The incentive compensation award for Mr. Constantino was based on the performance objectives of all of the Company’s businesses.  The results of each performance objective and the impact on the amount of incentive compensation awarded to Mr. Constantino during the most recent fiscal year covered were as follows:

Revenue (represented 35% of the total incentive award) - For fiscal year 2009, the revenue objective was achieved or exceeded by two of the Company’s four businesses.  This resulted in a partial factor applied to the incentive compensation award (based on the proportionate share of the achieved or exceeded goals in relation to the Company’s consolidated revenue goal) and resulted in earnings of approximately $15,000.

Pretax Income (represented 35% of the total incentive award) - For fiscal year 2009, the pretax income objective was partially achieved by one business (although that business did not meet its goal completely, its actual results were greater than 80% of the goal, thereby earning a partial award) and was exceeded by another business.  This resulted in a partial factor applied to the incentive compensation award (based on the proportionate share of partially achieved and exceeded goals in relation to the Company’s consolidated pretax income goal) and resulted in earnings of approximately $19,000.

Inventory Turnover (represented 15% of the total incentive award) - For fiscal year 2009, the inventory turnover objective was not achieved by the two relevant businesses (this objective does not apply to two of the four businesses, as they do not carry any inventory) and therefore was not factored in the calculation of the incentive award.

Accounts Receivable (represented 15% of the total incentive award) - For fiscal year 2009, the accounts receivable objective was exceeded by two of the Company’s businesses and was partially achieved by another of its businesses.  This resulted in a partial factor applied to the incentive compensation award (based on the proportionate share of partially achieved and exceeded goals in relation to the Company’s consolidated accounts receivable goal) and resulted in earnings of approximately $5,000.

Gregory T. Cortese:

Base Salary - Mr. Cortese’s base salary for fiscal year 2009 was established based on his achievement of performance goals and consideration of the third party compensation survey noting that information in the survey suggested a base salary higher than the actual base salary established.  However, given economic conditions and the Corporation’s financial performance in the most recently completed fiscal year, a base salary of $250,000 was deemed appropriate.

Incentive Compensation - The incentive compensation award for Mr. Cortese was based on the performance objectives of all of the Company’s businesses.  The results of each performance objective and the impact on the amount of incentive compensation awarded to Mr. Cortese during the most recent fiscal year covered were as follows:

Revenue (represented 35% of the total incentive award) - For fiscal year 2009, the revenue objective was achieved or exceeded by two of the Company’s four businesses.  This resulted in a partial factor applied to the incentive compensation award (based on the proportionate share of the achieved or exceeded goals in relation to the Company’s consolidated revenue goal) and resulted in earnings of approximately $15,000.

Pretax Income (represented 35% of the total incentive award) - For fiscal year 2009, the pretax income objective was partially achieved by one business (although that business did not meet its goal completely, its actual results were greater than 80% of the goal, thereby earning a partial award) and was exceeded by another business.  This resulted in a partial factor applied to the incentive compensation award (based on the proportionate share of partially achieved and exceeded goals in relation to the Company’s consolidated pretax income goal) and resulted in earnings of approximately $19,000.

Inventory Turnover (represented 15% of the total incentive award) - For fiscal year 2009, the inventory turnover objective was not achieved by the two relevant businesses (this objective does not apply to two of the four businesses, as they do not carry any inventory) and therefore was not factored in the calculation of the incentive award.

Accounts Receivable (represented 15% of the total incentive award) - For fiscal year 2009, the accounts receivable objective was exceeded by two of the Company’s businesses and was partially achieved by another of its businesses.  This resulted in a partial factor applied to the incentive compensation award (based on the proportionate share of partially achieved and exceeded goals in relation to the Company’s consolidated accounts receivable goal) and resulted in earnings of approximately $5,000.

Stephen P. Lynch:

Base Salary - Mr. Lynch’s base salary for fiscal year 2009 was established based on his achievement of performance goals and after consideration of the third party compensation survey noting that information in the survey suggested a base salary higher than the actual base salary earned.  Based on this assessment, the Committee determined that a base salary of $250,000 was deemed appropriate.

Incentive Compensation - The incentive compensation award for Mr. Lynch was based on the performance objectives of the Government business.  The result of each performance objective and the impact on the amount of incentive compensation awarded to Mr. Lynch during the most recent fiscal year covered were as follows:

Revenue (represented 35% of the total incentive award) - For fiscal year 2009, the revenue objective was exceeded by the Government business and resulted in more than 100% consideration in the determination of Mr. Lynch’s incentive compensation award.  This achievement resulted in a payment of approximately $48,000.

Pretax Income (represented 35% of the total incentive award) - For fiscal year 2009, the pretax income objective was exceeded by the Government business and resulted in more than 100% consideration of Mr. Lynch’s incentive compensation award.  This achievement resulted in a payment of approximately $46,000.

Inventory Turnover (represented 0% of the total incentive award) - The inventory turnover objective does not apply to the Government business as this business does not carry any inventory.

Accounts Receivable (represented 30% of the total incentive award) - For fiscal year 2009, the accounts receivable objective was exceeded by the Government business and resulted in more than 100% consideration of Mr. Lynch’s incentive compensation award.  This achievement resulted in a payment of approximately $39,000.

Equity Compensation - The equity awards granted to Mr. Lynch in fiscal year 2009 were based on multiple factors, namely that the Government business with which Mr. Lynch oversees, has achieved favorable results for consecutive fiscal years.  In addition, it was determined that as President of the Government business, Mr. Lynch’s outstanding equity awards were not sufficient relative to his peers (including consideration of the risk profile associated with the Government businesses compared to the risk profile of other businesses).  As such, an additional grant of equity awards was provided to Mr. Lynch in 2009 in an effort to compensate him at a level more consistent with that of his peers.

    A. Edwin Soladay:

Base Salary and Equity Compensation - Mr. Soladay was hired by the Company at the start of fiscal year 2009.  His base salary and equity awards were established after consideration of the third party survey, as well as through consultation with the executive search firm utilized in hiring Mr. Soladay.  It was determined that the base compensation and equity awards established for Mr. Soladay were appropriate given the relevant industry and leadership experience sought after by the Company for its Restaurant business.

The Company supplementally clarifies for the staff that the Company has determined that, pursuant to Instruction 4 to Item 402(b) of Regulation S-K, it is not required to disclose the performance target level factors used to determine executive incentive compensation by the Company (collectively, the “Target Levels”) for the reasons set forth in its response letter dated July 16, 2009.  The Company will provide expanded disclosure relative to how it arrived at and why it paid each particular level of compensation to its named executive officers in future filings.

Incentive Compensation, page 16

Comment:

7.
We note that you disclose the target incentive compensation award for each named executive officer as a percentage of base salary. We further note that you disclose the categories of performance objectives used by the Company in determining such awards, as well as the impact of each such objective as a percentage of the total award. Please enhance your disclosure to include an analysis of how the target percentage for each executive officer was determined and why the Compensation Committee believed such target was appropriate.

Response:

The Company supplementally informs the staff that the 50% - 65% of base salary annual Incentive Compensation targets were established after consideration of an employee’s total potential compensation.  As stated in the response to question number 5 above, base salary is typically established at amounts lower than suggested amounts as outlined in the third party compensation survey.  In addition, the Compensation Committee considered typical bonuses as a percentage of base salary provided by peer companies as identified through the review of peer Company proxy filings as well as through review of the third party compensation survey, noting that the Company’s bonus percentages are generally less than those of its peers.  After consideration of both factors, the Compensation Committee determined that targets of 50% - 65% were appropriate.  Of the named executive officers, all utilized a 50% target, with the exception of the Chief Executive Officer whose target was established at 65%.

The 0% - 200% of base salary earnings range for cash bonuses was established by the Compensation Committee after considering the associated financial impact (namely the financial impact based on exceeding such targets versus the related financial detriment of paying the incremental cash bonus award).  For any fiscal year, total awards paid to a business unit may not exceed an amount equal to 20% of net profit after tax for that business.  The percentages utilized are consistent with prior periods.

As noted within the Company’s Definitive Proxy Statement, incentive compensation is based on the achievement of revenue targets, weighted at 35%; pretax income targets, weighted at 35%; inventory turnover targets, weighted at 15% (for applicable businesses); and accounts receivable turnover, weighted at 15% (inventory and accounts receivable are the most significant drivers of operating cash flow).  These benchmarks were established by the Company based on its determination that its shareholders and financial statement users focus primarily on three major financial performing metrics evenly, namely revenue, pretax income from operations, and operating cash flow.  As such, the Company determined it appropriate to align its incentive compensation benchmarks with those utilized by investors in assessing the Company’s operations.  The Company will provide expanded disclosure in future filings.

Comment:

8.
We note that in response to comment 1 to our letter dated July 1, 2009, regarding your Form 10-K for the fiscal year ended December 31, 2008, you undertook to provide information in future filings “that gives definition to the degree of difficulty involved for the [company] to meet the [t]arget [l]evels for bonuses.” Please advise. In your response to us, please provide your analysis of how difficult or likely it was intended to be for the company to achieve such undisclosed targets in 2009. In disclosing the level of difficulty or ease associated with the achievement of the undisclosed performance metrics, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which you set the incentive parameters based upon a probability that you would achieve the performance objectives.

Response:

The Company supplementally clarifies to the staff that the established performance goals are set with a reasonably high probability of being achieved, noting the performance goals are based on the Company’s annual operating plan for its businesses.  It is the Company’s historical practice that performance targets should be established at reasonable levels with a high probability of achievement (while still promoting growth and profitability), as to not create unnecessary pressures on its businesses.  In the last five completed fiscal years, “target” performance has been reached approximately 20% of the time.  This achievement is lower than what the Company would expect and is the result of economic challenges experienced by its businesses and related markets over recent fiscal years.  It is the Company’s expectation that this achievement percentage will improve in subsequent periods, and this variance is not indicative of unreasonable performance targets being utilized.

Incentive compensation begins to be awarded when more than 80% of the target objective has been satisfied (except for the revenue target which begins when more than 90% of the target has been achieved).  Bonuses are awarded only to the extent that performance exceeds the minimum percentage and are computed on a linear basis—for example, incentive compensation with respect to a business unit’s revenue performance, if revenues equaled 92% of the Target Level for such business unit, would equal 20% of the target bonus if 100% of the Target Level had been attained.

Over the prior five years, incentive compensation with respect to a particular business unit’s performance, on a weighted basis, in respect of all criteria on which such business unit’s performance is measured, has ranged from 0% of targeted bonus paid to 133% of target bonus paid.  With respect to the corporate officers whose incentive compensation is based on all reporting business units’ performance, only in one year of the five have those officers received the full amount of the targeted bonus.

The Company will undertake in future filings to provide the information that gives definition to the degree of difficulty involved for the Company to meet the Target Levels for bonuses.  Accordingly, while noting that any number of economic, business and cultural factors may vary anticipated results, the Company anticipates that the achievement of the Target Levels necessary to trigger payment of some level of incentive compensation are likely to be achieved by the named executive and the Company, respectively.

Comment:

9.
You indicate that the target incentive compensation award (assuming 100% achievement) for each of Messrs. Casciano, Constantino and Cortese was 50% of base salary. However, based on disclosure contained in the Grant of Plan-Based Awards table, it appears as though the target for Mr. Constantino was actually closer to 57%. Please advise.

Response:

The Company supplementally clarifies for the staff that Mr. Constantino’s base salary for fiscal year 2009 was $250,000.  However, as disclosed in footnote 1 of the Summary Compensation table, the amount in column C represents base salary actually paid to Mr. Constantino which was $221,310 in 2009.  This variance from his base salary was the result of Mr. Constantino taking leave without pay during fiscal year 2009.  Target incentive compensation is a function of the named executive officer’s base salary, not necessarily actual salary paid.

Equity Compensation, page 18

Comment:

10.
You indicate that the company may grant restricted stock awards and/or stock options to named executive officers other than Messrs. Sammon and Constantino. Please explain to us why those two named executive officers are not eligible to receive equity compensation pursuant to the 2005 Equity Incentive Plan.

Response:

The Company supplementally informs the staff that while Dr. Sammon and Mr. Constantino are eligible under the terms of the Company’s 2005 Equity Incentive Plan, it has been a long standing practice of the Company to exclude Dr. Sammon and Mr. Constantino from consideration for grants under its equity incentive plans.  The philosophy of the Company in making equity grants is to provide long-term financial incentives to employees that relate to shareholder value.  Both Dr. Sammon and Mr. Constantino became substantial shareholders of the Company before the Company became publicly-owned and have historically and are presently viewed by the Company to have existing substantial interests in maximizing the value of the Company’s Common Stock.  While there are no provisions under the Company’s 2005 Equity Incentive Plan that preclude Dr. Sammon or Mr. Constantino from receiving grants under the plan, in the interest of full disclosure it was believed to be appropriate to provide detailed disclosure on the Company’s practice.  The Company will consider expanding this disclosure in future filings.

Severance Policy, page 20

Comment:

11.
We note that you have entered into employment agreements with each Messrs. Soladay and Cortese which expressly provide for certain severance arrangements. Please revise your disclosure to provide all of the information required by item 402(j) of Regulation S-K. In particular, please identify the specific circumstances that would trigger payment or the provision of benefits by defining “termination without cause.” Please also quantify the estimated payments and benefits for each named executive officer that would be provided in each covered circumstance, and describe and explain how the appropriate payment and benefit levels are determined. Refer to Instruction 1 to Item 402(j) of Regulation S-K. Additionally, pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K, please file the aforementioned employment agreements or provide us with your analysis as to why such agreements are not required to be filed.

Response:

The Company supplementally informs the staff that under the employment arrangement with Mr. Soladay, if Mr. Soladay is terminated by ParTech, Inc. (“ParTech”) for “Cause,” the Company and its subsidiary, ParTech, of which Mr. Soladay is President, will have no liability or obligation to Mr. Soladay other than the payment of any portion of Mr. Soladay’s annual salary which, at the time of termination, has been earned but not yet paid and any accrued but not yet received benefits (i.e. unused vacation hours).  All vesting of stock options shall cease as of the date of termination for Cause.  Under the employment arrangement, the Company may terminate Mr. Soladay’s employment for “Cause” in the following circumstances:  (i) Mr. Soladay’s failure or refusal to follow, after receipt of written notice and opportunity to cure, any written rules or policies of Company or ParTech; (ii) embezzlement, theft, misappropriation of assets or property (tangible or intangible) of the Company or ParTech or material dishonesty; (iii) gross negligence, misconduct, fraud or breach of fiduciary duty to the Company or ParTech; (iv) violation of federal or state securities laws; (v) breach of employment agreement or any other agreement with the Company or ParTech; (vi) unauthorized disclosure or use of any trade secret or confidential information of the Company or ParTech; (vii) act(s) creating adverse publicity for the Company or ParTech; (viii) breach of any representations made to the Company or ParTech; or (ix) conviction, including plea of nolo contendre, of a felony or other crime involving moral turpitude.

To quantify the severance arrangement with Mr. Soladay, in the event Mr. Soladay was terminated on December 31, 2009 and such termination was other than for Cause as defined by his employment agreement, Mr. Soladay would be eligible to receive two full years of his annual base salary of $325,000 or a total of $650,000 paid bi-weekly in 52 equal increments of $12,500 less applicable withholdings.  The payment of severance payments is contingent upon and subject to Mr. Soladay (a) executing a mutually agreed upon release of all claims and (b) Mr. Soladay’s continued compliance with confidentiality and non-compete obligations during the severance period.  In addition to severance payments, stock options representing 56,000 shares granted at the price of $5.68 per share would immediately vest resulting in Mr. Soladay possessing stock options representing a total of 125,000 shares of the Company’s Common Stock.  Pursuant to the terms of the Company’s 2005 Equity Incentive Plan, such options would survive for a period of ninety (90) calendar days following the date of termination.  Hypothetically, if exercised and sold immediately on the first trading day following December 31, 2009, (January 4, 2010) on which the fair market value of the Company’s Common Stock was $5.81, Mr. Soladay would have realized $0.21 per share or a total of $26,250.

A copy of Mr. Soladay’s employment agreement was furnished to the SEC on May 11, 2009, in connection with the Company’s 10-Q filing for the first fiscal quarter of 2009.

   The employment agreement for Mr. Cortese became effective January 1, 2009 in connection with the position of Executive Vice President, Office of the Chairman.  Under the employment agreement with Mr. Cortese, if Mr. Cortese is terminated by the Company for “Cause,” the Company will have no liability or obligation to Mr. Cortese other than the payment of any portion of Mr. Cortese’s annual salary which, at the time of termination, has been earned but not yet paid and any accrued but not yet received benefits (i.e. unused vacation hours).  Under the employment arrangement, the Company may terminate Mr. Cortese’s employment for “Cause” in the following circumstances:  (i) willful negligence resulting in substantial damage to the Company; (ii) violation of certain identified Company policies relating to ethics and compliance; (iii) indictment for, plea of guilty or nolo contendre, or conviction of a felony related to the Company’s business, or a crime involving dishonesty, misappropriation of any funds or property, fraud or embezzlement or immoral conduct that adversely affects the Company’s business; or (iv) breach of confidentiality.

To quantify the severance arrangement with Mr. Cortese, in the event Mr. Cortese was terminated on December 31, 2009 and such termination was other than for Cause as defined by his employment agreement, Mr. Cortese would have been eligible to receive one year of his annual base salary of $250,000 paid bi-weekly in 26 equal increments of $9,615.38 less applicable withholdings. The payment of severance payments is contingent upon and subject to Mr. Cortese (a) executing a mutually agreed upon release of all claims which shall include an agreement by Mr. Cortese not to disparage the Company and (b) Mr. Cortese’s continued compliance with confidentiality obligations during the severance period.  In addition to these severance payments, the Company would provide a monthly contribution of $849 toward Mr. Cortese’s COBRA payment during the twelve month severance period and up to $3,500 toward the procurement of a life insurance policy.  As of December 31, 2009, Mr. Cortese possessed stock options representing 206,373 shares of the Company’s Common Stock granted at the price of $2.04 per share.  Pursuant to the terms of the Company’s 1995 Stock Option Plan under which the options were granted, such options would survive for a period of ninety (90) calendar days following the date of termination.  Hypothetically, if exercised and sold immediately on the first trading day following December 31, 2009 (January 4, 2010) on which the fair market value of the Company’s Common Stock was $5.81, Mr. Cortese would have realized $3.77 per share or a total of $778,026.21.

The duties of Mr. Cortese as enumerated in the employment agreement were: (i) investor relations (including road shows, investor conferences, quarterly reporting, annual meeting); (ii) business development activities; (iii) potential merger and acquisition analysis and related M&A activities; (iv) oversight of the legal department and provision of business direction on major legal projects; (v) oversight and support of restaurant channel expansion; (vi) oversight of PAR Springer-Miller Systems, Inc.; (vii) executive leadership of the Company’s ERP project; and such other duties and responsibilities as may be assigned by the President and CEO.  A review of Mr. Cortese duties and responsibilities indicated that the position held by Mr. Cortese did not rise to the level of being in charge of a principal business unit, division or function of the Company or performing a policy making function for the Company.  As a result, Mr. Cortese’s position was viewed as a staff position rather than an executive officer pursuant to Rule 3b-7 under the Exchange Act (17 CFR 240.3b-7).  Consequently, the employment agreement with Mr. Cortese was not determined to be a material contract under Item 601(a)(10)(iii)(A) and not required to be filed.  However, the compensation level of Mr. Cortese qualified him as a named executive officer pursuant to 17 CFR 229.402(a)(3)(iv) as his compensation for the Company’s last completed fiscal year was greater than that of Mr. Constantino, the Executive Officer of the Company with the lowest level of compensation.  As a result it was determined that the agreement with Mr. Cortese was required to be described in the Company’s Definitive Proxy Statement.   The Company will include expanded disclosure in this regard in future filings.

Consolidated Financial Statements

Note 3. Inventories, page 64

Comment:

12.
We note from your disclosure that you record inventory reserves for shrinkage and excess and obsolete inventory. Tell us how you considered the guidance in ASC 330-10-35-14, which indicates that inventory write-downs establish a new cost basis and should not be presented as a reserve.

Response:

The Company supplementally clarifies for the staff that in accordance with the guidance in ASC 330-10-35-14, when the Company writes down its inventory below cost, the reduced cost is considered the cost for subsequent accounting purposes.  This reduced cost is the basis for the inventory balance included within the consolidated balance sheet and related footnotes.  The Company will eliminate the disclosure of the reserve (the amount to which inventory was written down) in future filings.

Note 7. Income Taxes, page 70

Comment:

13.	Tell us how you considered disclosing the components of “Income (loss) before provision for income taxes” as either domestic or foreign. See Rule 4-08(h)(1)(i) of Regulation S-X.

Response:

The Company supplementally informs the staff that when considering disclosing the components of income (loss) before provision for income taxes as either domestic or foreign the Company considered that historically the income (loss) generated from foreign operations has not been material and that this amount is generated principally by foreign branches of the U.S. corporation for which the income (loss) is taxed at the Federal statutory rate.  As a result, the Company did not disclose the domestic and foreign components of income (loss) before provision for income taxes.  To the extent that the amount of foreign income (loss) should become significant, the Company will provide the disclosure of the components of income (loss) before provision for income taxes as either domestic or foreign in future filings.

Comment:

14.	We note your reference to uncertain tax positions on page 71. Please tell us how you considered the disclosures required by ASC 740-10-50-15.

Response:

The Company supplementally informs the staff that it considers its uncertain tax positions to be immaterial both quantitatively and qualitatively and therefore did not provide for disclosure as required by ASC 740-10-50-15.  The Company will continue to assess this materiality on a quarterly basis and will provide the required disclosure as necessary.

PAR hereby acknowledges as follows:

1.	PAR is responsible for the adequacy and accuracy of the disclosures in its filing;

2.	PAR understands that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to PAR's filing; and

3.	PAR understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (800) 448-6505, extension 273, should you require additional information or have questions regarding this letter.

Very truly yours,

PAR Technology Corporation

By: /s/Ronald J. Casciano
-------------------------------------
Ronald J. Casciano, Vice President,
Chief Financial Officer, Treasurer
and Chief Accounting Officer